UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2005            File No.    0-51453

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated October 4, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: October 5, 2005	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3

Telephone: (604) 681-8556

Toll Free: 1-800-747-9911

Fax: (604) 687-5995

Email: info@pacificbooker.com

Symbol: bkm - tsx venture

Website: pacificbooker.com

NEWS RELEASE - October 4, 2005
TSX Venture Exchange Symbol - BKM
CUSIP #69403 R 10 8

As previously announced on June 28, 2005, the Shareholders of the Company elected a new Board of Directors on June 24, 2005. The new Board has reviewed the activities of the Company to assess the status of the Morrison Project as well as the strengths and weaknesses of the Company.

The Directors have achieved significant progress in this review and wish to update the Shareholders as follows:

1. The Company will focus its attention on the Morrison deposit and will now call this the Morrison Copper/Gold Project and has set a course to follow the Beacon Hill Consultants (1988) Ltd. and Knight Piesold Ltd. Mining Plan to develop the Morrison deposit. See Project Description dated August 20th 2005 page 15 Section 6.3.2 on our website, http://www.pacificbooker.com/ for complete details.

2.

The Directors met with consultants employed by the Company and reviewed the prefeasibilty / feasibility study reports to assess progress to date. These consultants, who have been involved with the project since 2002, will continue to provide the required expertise to enable the Company to fully develop the Morrison Copper/Gold Project,

3. The status of the Environmental Assessment Process is as follows:

a.

The BC Environmental Assessment Office has issued a Section 10(l)(c) Order stating that the Morrison Copper/Gold project is a reviewable project, subject to an environmental review, pursuant to Part 3 of the Reviewable Project Regulations. The Terms of Reference for an Application for an Environmental Assessment Certificate are being completed for submission to the BC Environmental Assessment Office. Status of the Environmental Assessment Process may be viewed on the BC Environmental Assessment Office web site http://www.eao.gov.bc.ca./

b.

An updated Project Description has been submitted to the BC Environmental Assessment Office

c.

Environmental base line studies and acid rock drainage (ARD) programs are ongoing to collect data for the Environmental Assessment process

4.

A metallurgical test program commenced on March 14, 2005. The test-work analysis is being conducted by Process Research Associates. The data will be used to establish design criteria for the mill and concentrator plants. The final metallurgical test-work report will be completed in October 2005.

5.

The Company is continuing to review the merits of the Hearne Hill property.

In other business of the Company, The Board of Directors has approved employee and directors options as proposed by the Compensation Committee. The approved options will be fixed in accordance with the Company’s stock option plan. The options will total 635,000 shares at a price of $4.00 exercisable for a period of five years.

The Company is pleased to announce a non-brokered private placement consisting of 400,000 units. The private placement units consist of one share at a purchase price of $4.00 per share and one warrant to purchase an additional share at a price of $4.00 exercisable for a period of two years. The proceeds of the private placement will be used for general working capital and continued development of the Morrison Project. No finders fee or commission was payable for this private placement.

The Board is also pleased to announce that Mr. Tom Gegax has been appointed to a newly formed Advisory Committee of the Company.

Mr. Gegax served as Chairman and CEO (head coach) of Tires Plus Stores for twenty-four years. By the time he sold the company to Bridgestone/Firestone in July 2000, it had mushroomed from a concept sketched on a restaurant napkin to a market leader with 150 upscale stores in ten states and $200 million in revenue.

His management methods have been featured in the New York Times and Fast Company magazine, and on CNN, CNBC, and PBS. He was named a 1995 Midwest Entrepreneur of the Year by Inc. magazine and Ernst & Young, and is the youngest person to be inducted into the Minnesota Business Hall of Fame™. Mr. Gegax has served on numerous corporate and nonprofit boards.

Mr. Gegax is a successful author whose works include Winning in the Game of Life: Self-Coaching Secrets for Success and By The Seat Of Your Pants: The No-Nonsense Business Management Guide.

Mr. Gegax founded Gegax Management Systems in 2000 to share his Synergy Circle business management system with growing companies. Gegax Management Systems has offices in Minneapolis and San Diego. Learn more at www.gegax.com or e-mail Tom at tom.gegax@gegax.com.

On behalf of the Board of Pacific Booker Minerals Inc. “John Plourde”

John Plourde, Executive Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.
Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may difer materially from the forward-looking statements. Factors that could cause actual results to difer materially from those in forward-looking statements include market prices, exploration successes, continued
availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may difer materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S.
mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S.
registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the
SEC's website at http://www.sec.gov/edgar.shtml

News Release

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